NAVIOS MARITIME HOLDINGS INC. REPORTS FINANCIAL RESULTS FOR THE FOURTH QUARTER
                AND FULL YEAR (COMBINED) ENDED DECEMBER 31, 2005

PIRAEUS, GREECE, March 22, 2006 - Navios Maritime Holdings Inc. ("Navios")
(NASDAQ: BULK, BULKU, BULKW), a leading vertically integrated global shipping company specializing in the dry-bulk shipping industry, today reported its financial results for the fourth quarter and full year (combined) ended December
31, 2005.

Ms. Angeliki Frangou, Chairman and CEO of Navios, stated: "I am pleased by
Navios' performance with respect to 2005. We have increased our owned fleet by
170%, but Navios' business goes beyond mere ownership of assets; Navios' core strength is the flexibility of its business model. The vertically integrated business enables Navios to use Forward Freight Agreements, Contracts of
Affreightment and short term chartering to manage its revenue sources and business risks by tailoring unique solutions through a mix of services. We believe that the inherent flexibility of Navios' business model will, over the long term, mitigate risk in down markets and allow us to capture the potential in up markets."

For the following results and the selected financial data presented herein,
Navios has compiled consolidated statement of operations for the three month period ended December 31, 2005 and 2004, combined statement of operations for the year ended December 31, 2005 (including the predecessor business from
January 1, 2005 to August 25, 2005 and successor business for the period from
August 26, 2005 to December 31, 2005) and consolidated statement of operations for the year ended December 31, 2004. The 2005 information was derived from the audited financial statements of the successor and predecessor. Navios has prepared this combined statement of operations information solely to enable comparisons for the years ended December 31, 2005 and 2004. The successor period in the combined statement of operations is not directly comparable to the predecessor period because it includes the effects of fair value purchase accounting adjustments. The combined information and EBITDA are non-US GAAP financial measures and should not be used in isolation or substitution for the predecessor and successor results.

FOURTH QUARTER 2005 RESULTS (IN THOUSANDS OF US DOLLARS):

---------------------------- -- -------------------- --- --------------------
                                     SUCCESSOR               PREDECESSOR
---------------------------- -- -------------------- --- --------------------
                                THREE MONTHS ENDED       THREE MONTHS ENDED
                                 DECEMBER 31, 2005        DECEMBER 31, 2004
---------------------------- -- -------------------- --- --------------------

---------------------------- -- -------------------- --- --------------------
Revenues                     $        55,922         $         62,910
---------------------------- -- -------------------- --- --------------------
EBITDA                       $        18,773         $         33,362
---------------------------- -- -------------------- --- --------------------
Net income                   $         1,124         $         31,216
---------------------------- -- -------------------- --- --------------------

Navios earns revenue from both owned and chartered-in vessels, contracts of affreightment and port terminal operations. Revenues for the three months of operations ended December 31, 2005 were $55.9 million as compared to $62.9 million for the same period during 2004. The decline in revenues is mainly attributable to a decrease in the number of vessels operated by the company during the respective periods as shown in the exhibit under "Fleet Summary
Data". The "Available Days" for the fleet declined 12.8% to 2,261 days for the quarter ended December 31, 2005 as compared to the same period for 2004. The
"Time Charter Equivalent" rate per day, including Forward Freight Agreements
(FFAs), declined 23.3% to $20,757 for the three months ended December 31, 2005 as compared to the same period for 2004.

EBITDA was $18.8 million for the fourth quarter 2005 as compared to $33.4 million for the same period of 2004. The decrease in EBITDA was primarily due to a loss in FFA trading of $1.9 million for the fourth quarter 2005 compared to a substantial gain of $15.3 million for the same period of 2004. Excluding this unfavorable variance of $17.2 million in FFA trading, EBITDA from operations was
$2.6 million higher in the fourth quarter of 2005 than in the same period of
2004.

                                      -1-

In the fourth quarter of 2005, there were $0.1 million of transaction costs incurred in connection with the sale of Navios and approximately $1.8 million of legal, audit, consulting and other fees borne by Navios as a publicly listed company. These were mitigated by a $1.3 million reduction in payroll costs.

Net income for the fourth quarter ended December 31, 2005 was $1.1 million as compared to $31.2 million for the comparable period of 2004. In addition to the reasons mentioned above, this decline is also attributable to (a) a $7.1 million increase in amortization costs related to intangible assets established on the
Company's balance sheet as part of the acquisition in accordance with purchase accounting principles under US GAAP and (b) a $7.8 million increase in interest expenses due to increased indebtedness to finance the acquisition of the company in August 2005 and purchase five additional vessels since the acquisition.

Navios' cash and cash equivalents balance at December 31, 2005 was $37.7 million.

YEAR 2005 RESULTS (IN THOUSANDS OF US DOLLARS):

--------------------------------- --- ------------- --- ------------ --- -------------- --- ----------------
                                       SUCCESSOR        PREDECESSOR        COMBINED           PREDECESSOR
--------------------------------- --- ------------- --- ------------ --- -------------- --- ----------------
                                       AUGUST 26,       JANUARY 1,
                                          2005             2005
                                           TO               TO            YEAR ENDED          YEAR ENDED
                                        DECEMBER        AUGUST 25,       DECEMBER 31,        DECEMBER 31.
                                        31, 2005           2005              2005                2004
--------------------------------- --- ------------- --- ------------ --- -------------- --- ----------------

--------------------------------- --- ------------- --- ------------ --- -------------- --- ----------------
Revenues                          $      76,376     $     158,630    $      235,006     $       279,184
--------------------------------- --- ------------- --- ------------ --- -------------- --- ----------------
EBITDA                            $      26,537     $     55,696     $      82,233      $       135,967
--------------------------------- --- ------------- --- ------------ --- -------------- --- ----------------
Net income                        $      2,161      $     51,337     $      53,498      $       127,132
--------------------------------- --- ------------- --- ------------ --- -------------- --- ----------------

Revenues for the year ended December 31, 2005 were $235.0 million as compared to
$279.2 million for the same period during 2004. This decline in revenues is mainly attributable to a decrease in the number of vessels operated by the company during the respective periods as shown in the exhibit under "Fleet
Summary Data". The "Available Days" for the fleet declined 23.5% to 9,147 days for the year ended December 31, 2005 as compared to the same period for 2004.
The "Time Charter Equivalent" rate per day, including FFAs, declined 12.4% to
$22,771 for the year ended December 31, 2005 as compared to the same period for
2004.

EBITDA was $82.2 million for the year ended December 31, 2005 as compared to
$136.0 million for the same period of 2004. This unfavorable variance in EBITDA was primarily due to substantial gains in FFA trading in the year ended December
31, 2004 of $57.7 million as compared to a gain of $0.1 million for the year ended December 31, 2005. Excluding results from FFA trading, EBITDA from operations was $3.8 million higher in the year ended December 31, 2005 than in the year ended December 31, 2004.

In the year ended December 31, 2005 there were $2.3 million of transaction costs incurred in connection with the sale of Navios, $1.4 million of one-time severance payments to the former CEO, and $1.8 million of legal, audit, consulting and other fees borne by Navios as a publicly listed company. These were mitigated by a $3.0 million reduction in payroll and office related costs for the year ended December 31, 2005.

Net income for the year ended December 31, 2005 was $53.5 million as compared to
$127.1 million for the comparable period of 2004. In addition to the reasons mentioned above, this decline is also attributable to (a) a $10.0 million increase in amortization costs related to intangible assets established on the
Company's balance sheet as part of the acquisition in accordance with purchase accounting principles under US GAAP and (b) a $10.1 million increase in interest expenses due to increased indebtedness to finance the acquisition of the company in August 2005 and purchase five additional vessels since the acquisition.

                                      -2-

RESTATEMENT OF THIRD QUARTER BALANCES

In connection with the acquisition of Navios by International Shipping
Enterprises, Inc. and the subsequent downstream merger that occurred on August
25, 2005, the Company allocated a portion of the purchase price to the fair value of favorable lease contracts associated with its vessels. Some of these lease contracts include purchase options whereby the Company can acquire the vessel for a fixed price before the end of the lease term. The portion of the intangible asset associated with the purchase option for the vessels is not amortized and when the purchase options are exercised, it will be capitalized as part of the cost of the vessel and will be depreciated over the remaining useful life of the vessel.

The Company's policy is to recognize lease expense on a straight-line basis over the lease term. The Company's calculation of lease expense for the successor period from August 26, 2005 to September 30, 2005 was inconsistent with this policy. The Company has corrected lease expense for this period to be consistent with this policy.

These resulted in non-cash adjustments that have no effect on the Company's cash flow from operations or its previously announced EBITDA or cash position or financial position. They also do not have an effect on the Predecessor periods since the adjustments relate to post-acquisition amortization periods.

These adjustments have the following impact on the Company's Q3 2005 (Successor)
financial statements:

o    Increase amortization expense for the Successor period August 26, 2005 to
     September 30, 2005 by $1.66 million.

o    Reduce the intangible asset associated with the favorable leases at
     September 30, 2005 by $1.66 million.

o    Reduce net income for the Successor period August 26, 2005 to September 30,
     2005 by $1.66 million.

The following items in the Consolidated Statement of Operations and the
Consolidated Balance Sheets have been restated as follows:

CONSOLIDATED STATEMENT OF OPERATIONS
------------------------------------
(in thousands of U.S. Dollars)

                                                                      SUCCESSOR
                                                                      ---------
                                                   AUGUST 26, 2005                AUGUST 26, 2005
                                                TO SEPTEMBER 30, 2005           TO SEPTEMBER 30, 2005
                                                (PREVIOUSLY REPORTED
                                                        IN F-1A)                   (AS RESTATED)
                                                ----------------------          ----------------------

Depreciation and amortization                       ($2,187)                       ($3,847)
Income before equity in net earnings of
affiliate companies                                  $2,569                           $909
Net income                                           $2,697                         $1,307

Net income per share
   Basic                                             $0.068                         $0.026
   Diluted                                           $0.054                         $0.021

CONSOLIDATED BALANCE SHEETS
------------------------------
(in thousands of U.S. Dollars)

                                                                      SUCCESSOR
                                                                      ---------

                                                 SEPTEMBER 30, 2005             SEPTEMBER 30, 2005
                                                (PREVIOUSLY REPORTED
                                                      IN F-1A)                     (AS RESTATED)
                                                --------------------            -------------------
Favorable leases terms                             $138,780                          $137,120
Total non-current assets                           $545,753                          $544,093
Total assets                                       $744,812                          $743,152
Retained earnings                                    $2,697                            $1,037
Total stockholders' equity                         $186,949                          $185,289
Total liabilities and stockholders' equity         $744,812                          $743,152

                                      -3-

FLEET SUMMARY DATA:

The following table reflects certain key indicators indicative of the Company's and its fleet's performance for the three month periods ended December 31, 2005 and 2004, and the years ended December 31, 2005 (combined) and 2004.

------------------------------------- -- -------------- -- --------------- -- --------------- -- ----------------
                                           SUCCESSOR        PREDECESSOR          COMBINED          PREDECESSOR
------------------------------------- -- --------------------------------- -- -----------------------------------
                                                THREE MONTHS ENDED                       YEARS ENDED
------------------------------------- -- -------------- -- --------------- -- --------------- -- ----------------
                                         DECEMBER 31,       DECEMBER 31,       DECEMBER 31,       DECEMBER 31.
                                             2005               2004               2005               2004
------------------------------------- -- -------------- -- --------------- -- --------------- -- ----------------
                                          (Unaudited)        (Unaudited)         (Unaudited)       (Unaudited)
------------------------------------- -- -------------- -- --------------- -- --------------- -- ----------------

Available Days  (1)                          2,261              2,594              9,147              11,952
------------------------------------- -- -------------- -- --------------- -- --------------- -- ----------------
Operating Days  (2)                          2,253              2,558              9,110              11,900
------------------------------------- -- -------------- -- --------------- -- --------------- -- ----------------
Fleet Utilization  (3)                       99.6%              98.6%              99.6%               99.6%
------------------------------------- -- -------------- -- --------------- -- --------------- -- ----------------
Time Charter Equivalent (TCE)*  (4)        $20,757            $27,059            $22,771             $25,985
------------------------------------- -- -------------- -- --------------- -- --------------- -- ----------------

*Including gains and losses from FFAs. While FFAs are an integral part of our shipping business they are, for accounting purposes, a distinct activity. TCE rates excluding FFAs were, for the three months ending December 31, 2005 and
2004, $21,583 and $21,178, respectively and for the years ended December 31,
2005 and 2004, $22,760 and $21,153, respectively.

(1)      Available days for fleet are total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with major repairs, drydocks or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)      Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)      Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company's efficiency in finding suitable employment for its vessels.
(4)      Time Charter Equivalent, or TCE, are defined as voyage and time charter revenues plus gains or losses on FFAs less voyage expenses during a relevant period divided by the number of available days during the period.

                                      -4-

FLEET EMPLOYMENT PROFILE:

Following is the "core fleet" employment profile, including newbuilds to be delivered. The "core fleet" includes the owned vessels and the long term chartered-in vessels. Navios' core fleet consists of a total of 32 vessels, totaling 2.1 million deadweight tons. Eight of these vessels are scheduled to be delivered to the fleet within the next two years.

Currently, the company operates a fleet of 24 vessels of which 13 are owned and
11 are chartered-in under long-term time charters. These vessels aggregate approximately 1.55 million deadweight tons and have an average age of 4.3 years.
Navios has currently fixed 78.2% of its 2006 available days on a time charter-out basis. The average daily charter-out rate for the fleet is $17,179 for 2006. The average daily charter-in rate for the long term charter-in vessels is $9,457 for 2006.

OWNED VESSELS

VESSELS             TYPE                  BUILT             DWT        CHARTER RATE (1)    EXPIRATION DATE (2)
-------             ----                  -----             ---        ----------------    -------------------

Navios Achilles     Ultra Handymax        2001             52,063           15,533             10/08/2006
Navios Apollon      Ultra Handymax        2000             52,073           16,150             08/21/2007
Navios Herakles     Ultra Handymax        2001             52,061           18,050             03/15/2006
                                                                            15,437             02/15/2007
Navios Hios         Ultra Handymax        2003             55,180           19,237             09/15/2006
Navios Ionian       Ultra Handymax        2000             52,068           17,212             03/01/2006
                                                                            15,152             02/01/2007
Navios Kypros       Ultra Handymax        2003             55,222           24,063             04/27/2006
Navios Meridian     Ultra Handymax        2002             50,316           20,045             10/15/2006
Navios Mercator     Ultra Handymax        2002             53,400           21,175             10/01/2006
Navios Libra II     Panamax               1995             70,135           16,150              3/11/2006
                                                                            17,385             07/11/2006
Navios Alegria      Panamax               2004             74,466           23,750             08/03/2006
Navios Felicity     Panamax               1997             73,867            9,144             03/25/2007
Navios Gemini S     Panamax               1994             68,636           19,000             06/15/2006
Navios Arc          Ultra Handymax        2003             53,514           17,908             04/15/2006
                                                                            15,438             03/15/2007

LONG TERM CHARTERED-IN VESSELS

VESSELS            TYPE               BUILT        DWT       PURCHASE     CHARTER RATE (1)   EXPIRATION
-------            ----               -----        ---       ---------    ---------------   ----------
                                                              OPTION                          DATE (2)
                                                              -------                         --------

Navios Horizon     Ultra Handymax      2001      50,346      Exercised          12,588       05/30/2006

Navios Vector      Ultra Handymax      2002      50,300          No              8,811       12/17/2007

Navios Aurora      Panamax             2005      75,200         Yes             24,063       05/27/2008

Navios Cielo       Panamax             2003      75,834          No             18,050       04/30/2006

Navios Galaxy      Panamax             2001      74,195      Exercised          24,062       12/25/2007

Navios Hyperion    Panamax             2004      75,500         Yes             15,400       01/05/2007

Navios Magellan    Panamax             2000      74,333      Exercised          18,050       03/17/2006

                                                                                14,963       02/17/2007

Navios Orbiter     Panamax             2004      76,000         Yes             16,150       10/16/2006

Navios Orion       Panamax             2005      76,000          No             21,175       01/15/2007

Navios Star        Panamax             2002      76,662         Yes             15,343       01/13/2007

Navios Titan       Panamax             2005      82,300          No             20,000       10/09/2007

LONG TERM CHARTERED-IN VESSELS TO BE DELIVERED

VESSELS            TYPE                TO BE      PURCHASE OPTION        DWT
-------            ----              DELIVERED    ---------------        ---
                                     ---------

Navios TBN         Ultra Handymax     05/2006            Yes           53,500

Navios TBN         Panamax            08/2006             No           82,800

Navios TBN         Panamax            01/2007            Yes           75,500

Navios TBN         Ultra Handymax     04/2007            Yes           53,500

Navios TBN         Panamax            09/2007            Yes           82,000

Navios TBN         Panamax            11/2007             No           75,200

Navios TBN         Panamax            03/2008            Yes           76,500

Navios TBN         Ultra Handymax     05/2008             No           55,100

(1) Time Charter Rate per day net of commissions
(2) Estimated dates assuming earliest redelivery by charterers

                                      -5-

DIVIDEND:

Navios has already announced that its Board of Directors has declared the company's quarterly cash dividend of $0.0666 per common share, payable on March
13, 2006 to stockholders of record as of February 27, 2006.

CONFERENCE CALL:

As already announced, today, Wednesday, March 22, 2006 at 08:30 AM EST, the
Company's management will host a conference call to discuss the results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: (800) 309-9171 (from the US) or (706) 643-3639
(from outside the US). Pass code: 6683465

A telephonic replay of the conference call will be available until Wednesday,
March 29, 2006 by dialing (800) 642-1687 (from the US) or (706) 645-9291 (from outside the US). Pass code: 6683465

WEBCAST:

This call will simultaneously be Webcast at the following Web address:

http://www.videonewswire.com/event.asp?id=32868

The Webcast will be archived and available at this same Web address for one year following the call.

ABOUT NAVIOS MARITIME HOLDINGS INC.

On August 25, 2005, pursuant to a Stock Purchase Agreement dated February 28,
2005, as amended, by and among International Shipping Enterprises, Inc. ("ISE"),
Navios Maritime Holdings Inc. ("Navios") and all the shareholders of Navios, ISE acquired Navios through the purchase of all of its outstanding shares of common stock. As a result of this acquisition, Navios became a wholly-owned subsidiary of ISE. In addition, on August 25, 2005, simultaneously with the acquisition of
Navios, ISE effected a reincorporation from the State of Delaware to the
Republic of the Marshall Islands through a downstream merger with and into its newly acquired wholly-owned subsidiary, whose name was and continued to be
Navios Maritime Holdings Inc.

Navios owns and operates a fleet of nine Ultra Handymax and four Panamax vessels. It also time charters in and operates a fleet of two Ultra Handymax and nine Panamax vessels that are employed to provide worldwide transportation of bulk commodities on a long term basis. Furthermore, it also operates a port and transfer terminal located in Nueva Palmira, Uruguay. The facility consists of docks, conveyors and silo storage capacity totaling 270,440 tons. The owned fleet has a total capacity of 763,001 dwt and an average age of approximately
5.4 years. Of the 11 chartered-in vessels, Navios has options to acquire seven of them, two of which are expected to be delivered in the week starting March
20, 2006 and one in the first week of April 2006, thereby increasing the owned fleet capacity by 198,874 dwt. Furthermore, it also has eight long term chartered-in vessels scheduled to be delivered on various dates from May 2006 to
May 2008. Navios has options to purchase five of these vessels.
--------------------------------------------------------------------------------

                                      -6-

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as
"expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates,"
and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the Securities and Exchange
Commission. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

                                      -7-

                          NAVIOS MARITIME HOLDINGS INC.
                           CONSOLIDTED BALANCE SHEETS
                     (EXPRESSED IN THOUSANDS OF US DOLLARS)

                                                                             SUCCESSOR          PREDECESSOR
                                                                           DECEMBER 31,        DECEMBER 31,
                                                                               2005                 2004
                                                                               ----                 ----

ASSETS

CURRENT ASSETS
Cash and cash equivalents                                             $            37,737  $            46,758
Restricted cash                                                                     4,086                3,513
Accounts receivable, net                                                           13,703               15,200
Short term derivative assets                                                       45,556              109,310
Short term backlog assets                                                           7,019                    -
Prepaid expenses and other current assets                                           6,438               13,163
                                                                          ----------------    -----------------
                                                                          ----------------    -----------------
TOTAL CURRENT ASSETS                                                  $           114,539  $           187,944
                                                                          ----------------    -----------------
                                                                          ----------------    -----------------

Deposit on exercise of vessels purchase options                                     8,322                    -
Vessels, port terminal and other fixed assets, net                                365,997              138,199
Fixed assets under construction                                                         -                2,794
Long term derivative assets                                                            28                  708
Deferred financing costs, net                                                      11,677                  425
Deferred dry dock and special survey costs, net                                     2,448                  435
Investments in affiliates                                                             657                  557
Long term back log asset                                                            7,744                    -
Trade name                                                                         89,014                2,004
Port terminal operating rights                                                     30,728                    -
Favorable lease terms                                                             117,440                    -
Goodwill                                                                           40,789                  226
                                                                          ----------------    -----------------
                                                                          ----------------    -----------------
TOTAL NON-CURRENT ASSETS                                                          674,844              145,348
                                                                          ----------------    -----------------
                                                                          ----------------    -----------------

                                                                          ----------------    -----------------
                                                                          ----------------    -----------------
TOTAL ASSETS                                                          $           789,383  $           333,292
                                                                          ================    =================
                                                                          ================    =================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                                      $            13,886  $            14,883
Accrued expenses                                                                   11,253                7,117
Deferred voyage revenue                                                             6,143               15,135
Short term derivative liability                                                    39,992               65,392
Short term backlog liability                                                        8,109                    -
Current portion of long term debt                                                  54,221                1,000
                                                                          ----------------    -----------------
                                                                          ----------------    -----------------
TOTAL CURRENT LIABILITIES                                                         133,604              103,527
                                                                          ----------------    -----------------
                                                                          ----------------    -----------------

Long term debt, net of current portion                                            439,179               49,506
Long term liabilities                                                               2,297                3,024
Long term derivative liability                                                        598                2,444
Long term backlog liability                                                         5,947                    -
                                                                          ----------------    -----------------
                                                                          ----------------    -----------------
TOTAL NON-CURRENT LIABILITIES                                                     448,021               54,974
                                                                          ----------------    -----------------
                                                                          ----------------    -----------------
TOTAL LIABILITIES                                                                 581,625              158,501
                                                                          ----------------    -----------------
                                                                          ----------------    -----------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
SUCCESSOR
Preferred stock - $0.0001 par value, authorized 1,000,000 shares.                       -                    -
None issued
Common stock - $ 0.0001 par value, authorized 120,000,000 shares,                                            -
issued and outstanding 44,239,319                                                       4
PREDECESSOR
Common stock - $0.10 par value - authorized,  issued and outstanding                    -                   87
874,584 shares
Additional paid-in capital                                                        205,593               60,570
LEGAL RESERVE, RESTRICTED                                                               -                  289
RETAINED EARNINGS                                                                   2,161              113,845
                                                                          ----------------    -----------------
                                                                          ----------------    -----------------
TOTAL STOCKHOLDERS' EQUITY                                                        207,758              174,791
                                                                          ----------------    -----------------
                                                                          ----------------    -----------------

                                                                          ----------------    -----------------
                                                                          ----------------    -----------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $           789,383  $           333,292
                                                                          ================    =================

                                      -8-

                          NAVIOS MARITIME HOLDINGS INC.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
         (EXPRESSED IN THOUSANDS OF US DOLLARS - EXCEPT PER SHARE DATA)

                                                     SUCCESSOR           PREDECESSOR                                 PREDECESSOR
                                                  AUGUST 26,2005       JANUARY 1, 2005       COMBINED YEAR              YEAR
                                                        TO                   TO                  ENDED                  ENDED
                                                 DECEMBER 31, 2005     AUGUST 25, 2005     DECEMBER 31, 2005      DECEMBER 31, 2004
                                                 -----------------     ---------------     -----------------      -----------------

Revenue                                       $            76,376   $         158,630   $           235,006    $           279,184
Gain (loss) on Forward Freight Agreements                  (2,766)              2,869                   103                 57,746
Time charter, voyage and port terminal
expenses                                                  (39,530)            (91,806)             (131,336)              (180,026)
Direct vessel expenses                                     (3,137)             (5,650)               (8,787)                (8,224)
General and administrative expenses                        (4,582)             (9,964)              (14,546)               (12,722)
Depreciation and amortization                             (13,582)             (3,872)              (17,454)                (5,925)
Gain on sale of vessels                                          -                   -                     -                    61
Interest income                                             1,163               1,350                 2,513                    789
Interest expense and finance cost, net                    (11,892)             (1,677)              (13,569)                (3,450)
Other income                                                   52               1,426                 1,478                    374
Other expense                                                (226)               (757)                 (983)                (1,438)
                                                 ------------------    ----------------    ------------------     ------------------
                                                 ------------------    ----------------    ------------------     ------------------
INCOME BEFORE EQUITY IN NET EARNING OF
AFFILIATE COMPANIES                                         1,876              50,549                52,425                126,369
                                                 ------------------    ----------------    ------------------     ------------------
                                                 ------------------    ----------------    ------------------     ------------------
Minority Interest                                                -                   -                     -                     -
Equity in net Earnings of Affiliated                          285                  788                1,073                    763
Companies
                                                 ------------------    ----------------    ------------------     ------------------
                                                 ------------------    ----------------    ------------------     ------------------
NET INCOME                                    $             2,161   $          51,337   $            53,498    $           127,132
                                                 ==================    ================    ==================     ==================
                                                 ==================    ================    ==================     ==================

EARNINGS PER SHARE, BASIC                     $               0.05  $            58.70  $                      $             139.83
                                                 ==================    ================    ==================     ==================
                                                 ==================    ================    ==================     ==================

WEIGHTED AVERAGE NUMBER OF SHARES, BASIC                40,189,356             874,584                                      909,205
                                                 ==================    ================    ==================     ==================
                                                 ==================    ================    ==================     ==================

EARNINGS PER SHARE, DILUTED                   $               0.05  $            58.70  $                      $             139.83
                                                 ==================    ================    ==================     ==================
                                                 ==================    ================    ==================     ==================

WEIGHTED AVERAGE NUMBER OF SHARES, DILUTED              45,238,554             874,584                                      909,205
                                                 ==================    ================    ==================     ==================

                                                    SUCCESSOR          PREDECESSOR
                                                   THREE MONTHS        THREE MONTHS
                                                       ENDED               ENDED
                                                 DECEMBER 31, 2005   DECEMBER 31, 2004

Revenue                                       $            55,922   $            62,910
Gain (loss) on Forward Freight Agreements                  (1,868)               15,254
Time charter, voyage and port terminal
expenses                                                  (29,351)              (38,532)
Direct vessel expenses                                     (2,278)               (2,106)
General and administrative expenses                        (3,717)               (3,422)
Depreciation and amortization                              (9,735)               (1,487)
Interest income                                               921                   303
Interest expense and finance cost, net                     (8,714)                 (901)
Gain on sale of vessels                                         -                    61
Other income                                                  407                     -
Other expense                                                (620)               (1,014)
                                                 ------------------    ------------------
                                                 ------------------    ------------------
INCOME BEFORE EQUITY IN NET EARNING OF
AFFILIATE COMPANIES                                           967                31,066
                                                 ------------------    ------------------
                                                 ------------------    ------------------
Minority Interest                                                -                    -
Equity in net Earnings of Affiliated                          157                   150
Companies
                                                 ------------------    ------------------
                                                 ------------------    ------------------
NET INCOME                                    $             1,124   $            31,216
                                                 ==================    ==================
                                                 ==================    ==================

EARNINGS PER SHARE, BASIC                     $               0.03  $              35.69
                                                 ==================    ==================
                                                 ==================    ==================

WEIGHTED AVERAGE NUMBER OF SHARES, BASIC                40,302,583               874,584
                                                 ==================    ==================
                                                 ==================    ==================

EARNINGS PER SHARE, DILUTED                   $               0.03  $              35.69
                                                 ==================    ==================
                                                 ==================    ==================

WEIGHTED AVERAGE NUMBER OF SHARES, DILUTED              43,304,873               874,584
                                                 ==================    ==================

                                      -9-

                          NAVIOS MARITIME HOLDINGS INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     (EXPRESSED IN THOUSANDS OF US DOLLARS)

                                                                            PREDECESSOR
                                                                            JANUARY 1,
                                                        SUCCESSOR               2005              PREDECESSOR
                                                     AUGUST 26,2005              TO                  YEAR
                                                           TO               AUGUST 25,                ENDED
                                                    DECEMBER 31, 2005           2005            DECEMBER 31, 2004
                                                    -----------------   -----------------       -----------------

OPERATING ACTIVITIES
Net income                                      $              2,161    $         51,337    $           127,132
ADJUSTMENTS TO RECONCILE NET INCOME TO NET
CASH PROVIDED BY OPERATING ACTIVITIES:
Depreciation and amortization                                 13,582               3,872                  5,925
Amortization of deferred financing cost                        1,253                 425                    773
Amortization of deferred dry dock costs                          143                 160                    249
Amortization of backlog                                          (78)                  -                       -
Provision for losses on accounts receivable                      411                (880)                  (573)
(Gain) on sale of fixed assets                                      -                   -                   (61)
Unrealized (gain)/loss on FFA derivatives                     17,074              23,793                   (599)
Unrealized (gain)/loss on foreign exchange
contracts                                                       (212)                338                     44
Unrealized (gain)/loss on interest rate swaps                   (384)               (403)                   301
Earnings in affiliates, net of dividends
received                                                        (285)                185                    (64)
CHANGES IN OPERATING ASSETS AND LIABILITIES:
Decrease (increase)  in restricted cash                          433              (1,005)                  (281)
(Increase) decrease in accounts receivable                    (9,193)             11,768                  2,721
Decrease (increase)  in prepaid expenses and
other                                                          2,896               3,762                  4,755
(Decrease) increase in accounts payable                       (1,321)            (10,172)                   708
Increase (decrease) in accrued expenses                        2,332              (1,229)                   191
(Decrease) increase in deferred voyage revenue                (3,961)             (5,032)                (1,833)
(Decrease) increase in long term liability                      (275)               (451)                   148
Increase (decrease) in derivative accounts                     1,505              (4,523)                (2,318)
                                                    ------------------     ---------------     ------------------
                                                    ------------------     ---------------     ------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                     26,081              71,945                137,218
                                                    ------------------     ---------------     ------------------
                                                    ------------------     ---------------     ------------------

INVESTING ACTIVITIES:
Deposit on exercise of vessel purchase options                (8,322)                   -                      -
Deferred drydock and special survey costs                     (1,710)                   -                      -
Acquisition of vessels                                      (110,831)                   -                      -
Purchase of property and equipment                              (294)             (4,264)                (5,103)
Proceeds from sale of fixed assets                                  -                   -                   136
                                                    ------------------     ---------------     ------------------
                                                    ------------------     ---------------     ------------------
NET CASH USED IN INVESTING ACTIVITIES                       (121,157)             (4,264)                (4,967)
                                                    ------------------     ---------------     ------------------
                                                    ------------------     ---------------     ------------------

FINANCING ACTIVITIES:
Proceeds from long term loan                                 105,900                    -                91,506
Repayment of long term debt                                 (126,870)            (50,506)              (139,189)
Repayment of shareholders loan                                (8,622)                   -                   367
Deferred financing costs                                      (3,787)                   -                  (438)
Acquisition of common stock                                         -                   -                (9,000)
Redemption of preferred stock                                       -                   -               (15,189)
Dividends paid                                                      -                   -               (40,000)
Cash received from downstream merger                         102,259                    -                      -
                                                    ------------------     ---------------     ------------------
                                                    ------------------     ---------------     ------------------
NET CASH PROVIDED BY (USED IN) FINANCING                      68,880             (50,506)              (111,943)
ACTIVITIES
                                                    ------------------     ---------------     ------------------
                                                    ------------------     ---------------     ------------------
(DECREASE) INCREASE IN CASH AND CASH                         (26,196)             17,175                 20,308
EQUIVALENTS
                                                    ------------------     ---------------     ------------------
                                                    ------------------     ---------------     ------------------
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                  63,933              46,758                 26,450
                                                    ------------------     ---------------     ------------------
                                                    ------------------     ---------------     ------------------
CASH AND CASH EQUIVALENT, END OF YEAR           $             37,737    $         63,933    $            46,758
                                                    ==================     ===============     ==================
                                                    ==================     ===============     ==================

SUPPLEMENTAL DISCLOSURES OF CASH FLOW
INFORMATION
Cash paid for interest                          $              9,932    $          2,358    $             5,159

                                      -10-

DISCLOSURE OF NON-GAAP FINANCIAL MEASURES

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes, if any. EBITDA is included because it is used by certain investors to measure a company's financial performance. EBITDA is a
"non-GAAP financial measure" and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.
EBITDA is presented to provide additional information with respect to the
Company's ability to satisfy its obligations including debt service, capital expenditures, working capital requirements and determination of dividends. While
EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

EBITDA RECONCILIATION TO CASH FROM OPERATIONS

Three Months Ended December 31,
(in thousands of US Dollars)

                                                                       SUCCESSOR           PREDECESSOR
                                                                     DECEMBER 31,         DECEMBER 31,
                                                                          2005                 2004
                                                                          ----                 ----

Net cash provided by operating activities                       $             26,609  $           24,552
Net increase (decrease) in operating assets                                    (418)               2,651
Net increase (decrease) in operating liabilities                             (5,916)             (3,928)
Net interest cost excluding finance cost                                       6,707                 221
Provision for losses on accounts receivable                                    (404)                  17
Gain on sale of fixed assets                                                       -                  61
Unrealized gain (loss) on FFA derivatives, FECs and interest
rate swaps                                                                   (7,962)               9,638
Earnings in affiliates, net of dividends received                                157                 150
                                                                    -----------------     ---------------
                                                                    -----------------     ---------------
EBITDA                                                          $             18,773  $           33,362
                                                                    =================     ===============

Year Ended December 31,
(in thousands of US Dollars)

                                                  SUCCESSOR           PREDECESSOR
                                                   AUGUST 26,          JANUARY 1,          PREDECESSOR
                                                     2005 TO            2005 TO            YEAR ENDED
                                                  DECEMBER 31,         AUGUST 26,         DECEMBER 31,
                                                       2005               2005                 2004
                                                       ----               ----                 ----

Net cash provided by operating activities     $           26,081  $          71,945   $           137,218
Net increase (decrease) in operating assets                5,864           (14,525)               (7,195)
Net (increase) decrease in operating
liabilities                                                1,721             21,407                 3,104
Net interest cost excluding finance cost                   9,476               (98)                 1,888
Provision for losses on accounts receivable                (411)                880                   573
Gain/loss on sale of fixed assets                              -                  -                    61
Unrealized gain (loss) on FFA derivatives,
FECs and interest rate swaps                            (16,479)           (23,728)                   254
Earnings in affiliates, net of dividends
received                                                     285              (185)                    64
                                                  ---------------     --------------     -----------------
                                                  ---------------     --------------     -----------------
EBITDA                                        $           26,537  $          55,696   $           135,967
                                                  ===============     ==============     =================

                                      -11-